                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            ARV ASSISTED LIVING, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    00204C107
                                 (CUSIP Number)

                                Gary L. Davidson
                               59 Hillsdale Drive
                             Newport Beach, CA 92660
                                 (714) 759-8272

                                 with a copy to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6237

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 29, 1997
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP No. 00204C107                         13D               Page 2 of 7 Pages

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         GARY L. DAVIDSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[ ]
                                                                            b[X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

NUMBER OF                 7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                              1,003,521
OWNED BY
EACH                      8.      SHARED VOTING POWER
REPORTING
PERSON                                    0
WITH
                          9.      SOLE DISPOSITIVE POWER

                                          1,003,521

                          10.     SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,003,521

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
         N/A
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                       13D                Page 3 of 7 Pages


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 1997.

14.      TYPE OF PERSON REPORTING*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                       13D                Page 4 of 7 Pages


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         DAVIDSON FAMILY PARTNERSHIP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[ ]
                                                                            b[X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

NUMBER OF                 7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                              593,029
OWNED BY
EACH                      8.      SHARED VOTING POWER
REPORTING
PERSON                                    0
WITH
                          9.      SOLE DISPOSITIVE POWER

                                          593,029

                          10.     SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         593,029

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         N/A

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                       13D                Page 5 of 7 Pages


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 1997.

14.      TYPE OF PERSON REPORTING*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                       13D                Page 6 of 7 Pages


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         GARY L. DAVIDSON FUNDED REVOCABLE LIVING TRUST

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            a[ ]
                                                                            b[X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA

NUMBER OF                 7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                              343,102
OWNED BY
EACH                      8.      SHARED VOTING POWER
REPORTING
PERSON                                    0
WITH
                          9.      SOLE DISPOSITIVE POWER

                                          343,102

                          10.     SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         343,102

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
         N/A

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                       13D                Page 7 of 7 Pages


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 31, 1997.

14.      TYPE OF PERSON REPORTING*

         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                            ARV ASSISTED LIVING, INC.
                                  Common Stock

                                  SCHEDULE 13D

         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Commission on July 23, 1997 by Gary L. Davidson, the Davidson Family Partnership, a California general partnership, the Gary L. Davidson Funded Revocable Living Trust and certain other filing parties set forth therein (the "Prior Filing"). Gary L. Davidson, the Davidson Family Partnership and the Gary
L. Davidson Funded Revocable Living Trust are collectively referred to herein as the "Reporting Persons." All of the Reporting Persons will no longer be filing any joint statements with any other parties. This statement is being filed with respect to a material change in the beneficial ownership of the securities held by Gary L. Davidson resulting from Mr. Davidson's resignation from his position as a trustee of the American Retirement Villas Corporation Employee Stock Ownership Plan (the "ESOP Plan"), effective as of October 29, 1997. In addition, effective October 13, 1997, Mr. Davidson entered into a separation agreement (the "Confidential Separation Agreement") which modified the Stockholders' Voting Agreement dated July 14, 1997 between Lazard Freres Real Estate Investors L.L.C. ("LFREI"), Prometheus Assisted Living LLC ("Prometheus") (which is an affiliate of LFREI), the Reporting Persons and certain other filing parties who filed the Prior Filing (the "Stockholders' Voting Agreement"). The Prior Filing is amended as follows:

Item 2.  Identity and Background.

         Item 2 as previously filed is amended to add information as follows:

         (a) This Amendment is being filed by the following persons: Gary L. Davidson, the Davidson Family Partnership, a California general partnership, and the Gary L. Davidson Funded Revocable Living Trust.

         Gary L. Davidson, Eric K. Davidson, Janeanne Day, Peter J. Davidson and Kathryn Halperin are the partners of the Davidson Family Partnership.

         Gary L. Davidson is the Trustee of the Gary L. Davidson Funded Revocable Living Trust.

         As a result of the execution of the Stockholders' Voting Agreement, the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with LFREI and Prometheus (as each is described in the prior filing) and the other filing parties originally described in the Prior Filing. Each of the Reporting Persons expressly declares that the filing of this statement on
Schedule 13D shall not be construed as an admission by it, for the purposes of
Section 13(d) or Section 13(g) of the Exchange Act, that it has formed a group or that it has any shared voting or dispositive power over any shares of Common Stock of ARV Assisted Living, Inc. (the "Company") by virtue thereof. The Reporting Persons filing this amendment will no longer file jointly with any other persons.

         (b) The address of each of the Reporting Persons and each other person listed in paragraph (a) above is 59 Hillsdale Drive, Newport Beach, California 92660. The address of the business office of the other persons listed in paragraph (a) above is 59 Hillsdale Drive, Newport Beach,

California 92660 for Gary L. Davidson; 1425 Santa Nella Terrace, Corona del Mar, California 92665 for Eric K. Davidson; 1924 Diana Lane, Newport Beach, California 92660 for Janeanne Day; 209 Stanford, Irvine, California 92715 for Peter J. Davidson; and 2330 15th Street, Newport Beach, California 92663 for Kathryn Halperin.

         (c) The principal occupation of Gary L. Davidson is as an investor. Mr. Davidson resigned effective as of October 13, 1997 as chairman, president, chief executive officer and director of the Company.

         The principal business of each of the Davidson Family Partnership and the Gary L. Davidson Funded Revocable Living Trust is to make and hold investments.

         The principal occupation of Eric K. Davidson is as Senior Vice President of the Company, the principal occupation of Janeanne Day is as consultant to the Company, the principal occupation of Peter J. Davidson is as contracts administrator for the Company and the principal occupation of Kathryn
E. Halperin is as a teacher.

         (d)(e) During the last five years, none of the Reporting Persons has, nor to the extent known by the Reporting Persons, has any of the persons listed in paragraph (a) above, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the foregoing natural persons is a citizen of the United States.

Item 4.  Purpose of Transaction.

         Item 4 as previously filed is amended to add information as follows:

         On October 29, 1997, Mr. Davidson resigned from his position as a trustee of the ESOP Plan, which resulted in a material change in Mr. Davidson's beneficial ownership of shares of Company stock under the rules promulgated under the Exchange Act.

         Effective as of October 13, 1997, Mr. Davidson resigned from his office and director positions with the Company. In Section 2.4 of the Stockholders' Agreement dated as of July 14, 1997 between the Company, Prometheus and LFREI, Prometheus agreed to "cooperate with the Company in connection with the negotiation, execution and delivery of employment agreements between the Company and certain key employees of the Company." Negotiations for a new employment agreement for Mr. Davidson were not successful and led to differences of views regarding the Company's future, management and procedures for making policy decisions. As a result, Mr. Davidson, Prometheus and the Company agreed that it was preferable for Mr. Davidson to resign and negotiated the Confidential Separation Agreement instead of an employment agreement.

         The Confidential Separation Agreement contains Mr. Davidson's agreement to honor the Stockholders' Voting Agreement and extends the period of time in which Mr. Davidson agrees not to sell shares of Company stock. That provision reads as follows (references to "Employee" are to Mr. Davidson):

                  "7. Lazard Investment. Until the earlier of the shareholder vote on the Lazard Investment; the determination by the Board of Directors of the Company not to have a shareholder vote on the Lazard Investment; or 180 days after the Date of this Agreement, Employee agrees not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance or otherwise), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Transaction (as defined in the certain Stock Purchase Agreement dated July 14, 1997 by and among the Company, Lazard and Prometheus, as such agreement may be amended from time to time), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction or authorize or knowingly permit any of his representatives to take any such action. From the Date of this Agreement until the earlier of (i) the shareholder vote on the Lazard Investment, (ii) 180 days after the Date of this Agreement and (iii) a determination by the Board of Directors of the Company not to seek shareholder approval of the Lazard Investment (the "Restricted Period"), Employee agrees not to sell or otherwise transfer any of his shares of common stock of the Company or grant a proxy with respect to any matters which may be presented to the shareholders of the Company; provided, however, that Employee may, subject to his obligations under that certain Stockholders' Voting Agreement dated July 14, 1997 between the Company and Prometheus Assisted Living LLC, sell or otherwise transfer his shares of common stock of the Company during the Restricted Period so long as each recipient of the sold or transferred shares enters into a written agreement with Lazard in the form attached hereto as Exhibit B pursuant to which such person or entity agrees to vote the transferred shares in favor of the Lazard Investment during the Restricted Period."

         Following the expiration of limits on selling shares imposed by the Stockholders' Voting Agreement or the Confidential Separation Agreement, Mr. Davidson and the other Reporting Persons may determine to sell their shares of Company stock if terms and prices attractive to such persons are available, or to acquire additional shares or to hold such shares.

         The persons filing this amendment do not have any current plans to propose or support any transactions of the type described in items (a) through
(j) of Item 4 to Schedule 13D, except to the extent the Lazard Investment (as defined in the Confidential Separation Agreement) may be deemed such a transaction.

Item 5.  Interest in Securities of the Issuer.

         Item 5 as previously filed is amended to add information as follows:

         (a) The Reporting Persons beneficially own securities of the Company as follows: Gary L. Davidson beneficially owns 1,003,521 shares (or approximately 8.6% of the outstanding shares as of August 31, 1997), of which 67,390 shares may be acquired pursuant to the exercise of vested options; the Davidson Family Partnership beneficially owns 593,029 shares (or approximately 5.1% of the outstanding shares as of August 31, 1997); the Gary L. Davidson Funded Revocable Living Trust beneficially owns 343,102 shares (or approximately 3.0% of the outstanding shares as of August 31, 1997); excluded from the foregoing are 9,423 shares beneficially owned by Gary L. Davidson and held of record by the ESOP Plan as of August 31, 1997.

         (b) The Reporting Persons have the following voting power and dispositive power with respect to their shares listed in Section 5(a):

         (i) sole power to vote or to direct the vote

         Gary L. Davidson                                   1,003,521 Shares
         Davidson Family Partnership                          593,029 Shares
         Gary L. Davidson Funded Revocable
         Living Trust                                         343,102 Shares

         (ii) shared power to vote or to direct the vote

         Gary L. Davidson:                                          0 Shares
         Davidson Family Partnership                                0 Shares
         Gary L. Davidson Funded
         Revocable Living Trust                                     0 Shares

         (iii) sole power to dispose or to direct the disposition of

         Gary L. Davidson                                    1,003,521 Shares
         Davidson Family Partnership                           593,029 Shares
         Gary L. Davidson Funded
         Revocable Living Trust                                343,102 Shares

         (iv) shared power to dispose or to direct the disposition of

         Gary L. Davidson                                            0 Shares
         Davidson Family Partnership                                 0 Shares
         Gary L. Davidson Funded                                     0 Shares
         Revocable Living Trust

         (c) None of the Reporting Persons have acquired or sold any shares of Common Stock of the Company during the past sixty days.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 as previously filed is amended to add the following language:

         Effective as of October 29, 1997, Mr. Davidson resigned from his position as a trustee of the ESOP Plan.

         Gary L. Davidson entered into a Confidential Separation Agreement dated as of October 13, 1997, which agreement is incorporated herein by reference. Paragraph 7 of this agreement extends (under certain circumstances) the time during which Mr. Davidson has agreed not to sell shares. Paragraph 12 of this agreement grants Mr. Davidson additional time in which to exercise certain stock options. A complete copy of the Confidential Separation Agreement is attached hereto as an exhibit and all references to the Confidential Separation Agreement herein are qualified in their entirety by the full text of the agreement.

Item 7.  Materials to be filed as Exhibits.

Exhibit No.       Exhibit
-----------       -------
99.1              Stockholders' Voting Agreement, dated as of July 14, 1997, by and among LFREI,
                  Prometheus and certain stockholders listed therein.  Incorporated by reference to Exhibit
                  9.1 of the Company's Form 8-K filed July 23, 1997.

99.2              Joint Filing Statement as required by Rule 13d-1(f) under the Securities Exchange Act of
                  1934, as amended.

99.3              Confidential Separation Agreement dated as of October 13, 1997, by and between
                  Gary L. Davidson and ARV Assisted Living, Inc.  Incorporated by reference to Exhibit
                  10.1 of the Company's Form 8-K filed October 22, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1997

                                            /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson

                                            DAVIDSON FAMILY PARTNERSHIP

                                            By:  /s/ GARY L. DAVIDSON
                                                 -------------------------------
                                                 Name: Gary L. Davidson
                                                 Title: Partner

                                            GARY L. DAVIDSON FUNDED REVOCABLE
                                            LIVING TRUST

                                            By:  /s/ GARY L. DAVIDSON
                                                 -------------------------------
                                                 Name: Gary L. Davidson
                                                 Title: Trustee